SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Focused Strategies LLC

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,071,743 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,071,743 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,071,743 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)

4,790,697 Common Units issuable upon the conversion of the Class A Convertible Preferred Units (“Class A Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction among the Issuer, Goff REN, Goff MCEP Holdings and Goff Foundation, and 9,281,046 Common Units issuable upon the conversion of the Class B Convertible Preferred Units (“Class B Preferred Units”), which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II and Goff Energy, of which John C. Goff is the President of Goff Capital, the sole Trustee of Goff Family Trust, and the managing member and Chief Executive Officer of GFS.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A and B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff REN Holdings, LLC 47-4391712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,644,779 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,644,779 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,779 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)

1,860,465 Common Units issuable upon the conversion of the Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and 784,314 Common Units issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff REN.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A and B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC 81-3396189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between Goff MCEP Holdings and the Issuer.
(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff MCEP II, LP 82-3200239
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,098,039 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,098,039 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,098,039 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff MCEP II.
(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff Focused Energy Strategies, LP 82-2764240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,614,379 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,614,379 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,614,379 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff Energy.
(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Issuable upon the conversion of Class A Preferred Units of the Issuer, purchased on August 11, 2016, through a private transaction between the Issuer and Goff MCEP Holdings, of which Goff Capital, Inc. is the manager.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS GFS REN GP, LLC 82-1855370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,429,093 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,429,093 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,429,093 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

1,860,465 Common Units issuable upon the conversion of the Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and 1,568,628 Common Units the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer, GoffREN and Goff REN II, of which GFS REN is the manager.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A and B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS GFS MCEP GP, LLC 82-3140560
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,098,039 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,098,039 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,098,039 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff MCEP II, of which GFS MCEP is the general partner.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS GFS Energy GP, LLC 82-2764077
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,614,379 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,614,379 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,614,379 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff Energy, of which GFS Energy is the general partner.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,141,511 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 11,141,511 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,141,511 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

1,860,465 Common Units issuable upon the conversion of the Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and 9,281,046 Common Units issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy. GFS Management is the managing member of each of GFS REN, GFS MCEP, and GFS Energy.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A and B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,141,511
	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER 11,141,511
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,141,511 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (2)
14	TYPE OF REPORTING PERSON IA

(1)

1,860,465 Common Units issuable upon the conversion of the Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and 9,281,046 Common Units issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, of which GFS is the investment advisor.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A and B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,141,511
	8	SHARED VOTING POWER -0-(1)
	9	SOLE DISPOSITIVE POWER 11,141,511
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,141,511 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

1,860,465 Common Units issuable upon the conversion of the Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and 9,281,046 Common Units issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, of which GFT is the majority equity holder of GFS, the investment advisor.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A and B Preferred Units beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,839,185
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,839,185
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,839,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

4,558,139 Common Units issuable upon the conversion of the Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer, Goff REN and Goff MCEP Holdings, and 9,281,046 Common Units issuable upon the conversion of the Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II and Goff Energy, of which Goff Family Trust is the controlling shareholder of Goff Capital and the managing member of GFT.

(2)

Based on 30,436,124 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 5, 2018, and assuming the conversion of all Class A and B Preferred Units beneficially owned by the Reporting Person.

Item 1.	Security and Issuer.

Item 1 is amended to include the following:

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned on August 16, 2016, as amended and supplemented by Amendment No. 1 to the Schedule 13D, filed on February 27, 2017, as amended and supplemented by Amendment No. 2 to the Schedule 13D, filed on November 17, 2017 as amended and supplemented by Amendment No. 3 to the Schedule 13D, filed on February 5, 2018 (as amended and supplemented, collectively, this “Schedule 13D”). The address of the issuer’s office is 2431 East 61st Street, Suite 850, Tulsa, Oklahoma 74136. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. As previously disclosed, the Schedule 13D relates to the Issuer’s Class A Convertible Preferred Units (“Class A Preferred Units”) and Class B Convertible Preferred Units (“Class B Preferred Units”), which are convertible into the Issuer’s limited partner interests (“Common Units”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by:

i.	Goff MCEP Holdings, LLC (“Goff MCEP Holdings”), a Texas limited liability company, with respect to the Class A Preferred Units directly and beneficially owned by it;

ii.	Goff REN Holdings, LLC, (“Goff REN”), a Texas limited liability company, with respect to the Class A Preferred Units and Class B Preferred Units directly and beneficially owned by it;

iii.	Goff REN Holdings II, LLC, (“Goff REN II”), a Texas limited liability company, with respect to the Class B Preferred Units directly and beneficially owned by it;

iv.	Goff MCEP II, LP (“Goff MCEP II”), a Texas limited partnership, with respect to the Class B Preferred Units directly and beneficially owned by it;

v.	Goff Focused Energy Strategies, LP (“Goff Energy”), a Texas limited partnership, with respect to the Class B Preferred Units directly and beneficially owned by it;

vi.	Goff Family Foundation (“Goff Foundation”), a Texas non-profit corporation, with respect to the Class A Preferred Units directly and beneficially owned by it;

vii.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as manager to Goff MCEP Holdings, with respect to the Class A Preferred Units directly and beneficially owned by it;

viii.

GFS REN GP, LLC (“GFS REN”), a Texas limited liability company, as manager to Goff REN and Goff REN II, with respect to the Class A Preferred Units and Class B Preferred Units directly and beneficially owned by it;

ix.	GFS MCEP GP, LLC (“GFS MCEP”), a Texas limited liability company, as manager to Goff MCEP II, with respect to the Class B Preferred Units directly and beneficially owned by it;

x.	GFS Energy GP, LLC (“GFS Energy”), a Texas limited liability company, as manager to Goff Energy, with respect to the Class B Preferred Units directly and beneficially owned by it;

xi.

GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS REN, GFS MCEP, and GFS Energy, with respect to the Class A Preferred Units and Class B Preferred Units directly and beneficially owned by it;

xii.

Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Class A Preferred Units and Class B Preferred Units directly and beneficially owned by it;

xiii.

GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the Class A Preferred Units and Class B Preferred Units directly and beneficially owned by it;

xiv.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling shareholder of Goff Capital, with respect to the Class A Preferred Units and Class B Preferred Units directly and beneficially owned by it;

xv.

John C. Goff, a United States Citizen, as the President of Goff Capital, as the sole trustee of Goff Family Trust, as the sole board member of Goff Foundation, and as the managing member and Chief Executive Officer of GFS, with respect to the Class A Preferred Units and Class B Preferred Units directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.

The address of the principal office of Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Foundation, Goff Capital, GFS REN, GFS MCEP, GFS Energy, GFS Management, GFT, GFS, Goff Family Trust and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff MCEP Holdings is investing in securities of the Issuer for the benefit of Goff Capital and its key employees.

C.	The principal business of Goff REN and Goff REN II is to serve as a private investment partnership of John C. Goff and a third party.

D.	The principal business of Goff Foundation is to support education in Tarrant County, Texas through grants.

E.	The principal business of Goff MCEP II is investing in securities of the Issuer for the benefit of John C. Goff and other third parties.

F.	The principal business of Goff Energy is investing in securities of the Issuer for the benefit of a third party.

G.	The principal business of Goff Capital is serving as general partner to Goff MCEP Holdings.

H.	The principal business of GFS REN is to serve as a manager for an investment fund.

I.	The principal business of GFS MCEP is to serve as a manager for an investment fund.

J.	The principal business of GFS Energy is to serve as a manager for an investment fund.

K.	The principal business of GFS Management is to serve as a manager of investment funds.

L.	The principal business of GFS is investment advisor.

M.	The principal business of GFT is to serve as a manager of investment funds.

N.	The principal business of Goff Family Trust is to manage investments for a single family and serve as the managing member of GFT.

O.

The principal occupation of John C. Goff is serving as president of Goff Capital, as trustee of Goff Family Trust, as the sole board member of Goff Foundation, as the managing member and Chief Executive Officer of GFS, and as an asset manager in real estate and private equity.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On August 11, 2016, Goff REN, Goff MCEP Holdings and Goff Foundation acquired 4,790,697 Class A Preferred Units in a private transaction with the Issuer. The aggregate purchase price of the Class A Preferred Units acquired by Goff REN, Goff MCEP Holdings and Goff Foundation was $10,300,000. The Class A Preferred Units purchased by each of Goff REN, Goff MCEP Holdings, and Goff Foundation were purchased with working capital in a private transaction. The aggregate purchase price of the 1,860,465 Class A Preferred Units beneficially owned by Goff REN is approximately $4,000,000. The aggregate purchase price of the 2,697,674 Class A Preferred Units beneficially owned by Goff MCEP Holdings is approximately $5,800,000. The aggregate purchase price of the 232,558 Class A Preferred Units beneficially owned by Goff Foundation is approximately $500,000. No brokerage commissions were paid by the Reporting Persons.

On January 31, 2018, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy acquired 9,281,046 Class B Preferred Units in a private transaction with the Issuer. The aggregate purchase price of the Class B Preferred Units acquired by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy was $14,200,000. The Class B Preferred Units purchased by each of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy were purchased with working capital in a private transaction. The aggregate purchase price of the 784,314 Class B Preferred Units beneficially owned by Goff REN is approximately $1,200,000. The aggregate purchase price of the 784,314 Class B Preferred Units beneficially owned by Goff REN II is approximately $1,200,000. The aggregate purchase price of the 5,098,039 Class B Preferred Units beneficially owned by Goff MCEP II is approximately $5,800,000. The aggregate purchase price of the 2,614,379 Class B Preferred Units beneficially owned by Goff Energy is approximately $4,000,000. No brokerage commissions were paid by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Preferred Units reported owned by each person named herein is based upon 30,436,124 Common Units outstanding, as of November 5, 2018, which is the total number of Common Units outstanding as reported in the 10-Q filed with the Securities and Exchange Commission on November 5, 2018, and the conversion of each of the Class A and Class B Preferred Units each held by the Reporting Persons.

A.	Goff MCEP Holdings

i.	As of close of business on November 30, 2018, Goff MCEP Holdings beneficially owned 2,697,674 Class A Preferred Units. Percentage: 8.1%

ii.	Powers

1. Sole power to vote or direct vote: 2,697,674

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,697,674

4. Shared power to dispose or direct the disposition: 0

iii.	Goff MCEP Holdings has not entered into any transactions in the Class A Preferred Units during the past sixty days.

B.	Goff REN

i.	As of close of business on November 30, 2018, Goff REN beneficially owned 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units. Percentage: 8.0%

ii.	Powers

1. Sole power to vote or direct vote: 2,644,779

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,644,779

4. Shared power to dispose or direct the disposition: 0

iii.	Goff REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days.

C.	Goff Foundation

i.	As of close of business on November 30, 2018, Goff Foundation beneficially owned 232,558 Class A Preferred Units. Percentage: 0.8%

ii.	Powers

1. Sole power to vote or direct vote: 232,558

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 232,558

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Foundation has not entered into any transactions in the Class A Preferred Units during the past sixty days.

D.	Goff REN II

i.	As of close of business on November 30, 2018, Goff REN II beneficially owned 784,314 Class B Preferred Units.
Percentage: 2.5%

ii.	Powers

1. Sole power to vote or direct vote: 784,314

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 784,314

4. Shared power to dispose or direct the disposition: 0

iii.	Goff REN II has not entered into any transactions in the Class B Preferred Units during the past sixty days.

E.	Goff MCEP II

i.	As of close of business on November 30, 2018, Goff MCEP II beneficially owned 5,098,039 Class B Preferred Units.
Percentage: 14.4%

ii.	Powers

1. Sole power to vote or direct vote: 5,098,039

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 5,098,039

4. Shared power to dispose or direct the disposition: 0

iii.	Goff MCEP II has not entered into any transactions in the Class B Preferred Units during the past sixty days.

F.	Goff Energy

i.	As of close of business on November 30, 2018, Goff Energy beneficially owned 2,614,379 Class B Preferred Units.
Percentage: 7.9%

ii.	Powers

1. Sole power to vote or direct vote: 2,614,379

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,614,379

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days.

G.	Goff Capital

i.

As of close of business on November 30, 2018, GFS REN, as the manager of Goff MCEP Holdings, Goff Capital may be deemed to beneficially own 2,697,674 Class A Preferred Units owned by Goff MCEP Holdings.

Percentage: 8.1%

ii.	Powers

1. Sole power to vote or direct vote: 2,697,674

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,697,674

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Capital has not entered into any transactions in the Class A Preferred Units during the past sixty days. Goff MCEP Holdings has not entered into any transactions in the Class A Preferred Units.

H.	GFS REN

i.

As of close of business on November 30, 2018, GFS REN, as the manager of Goff REN and Goff REN II may be deemed to beneficially own: (1) 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units owned by Goff REN, and (2) 784,314 Class B Preferred Units owned by Goff REN II.

Percentage: 10.1%

ii.	Powers

1. Sole power to vote or direct vote: 3,429,093

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 3,429,093

4. Shared power to dispose or direct the disposition: 0

iii.

GFS REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff REN II has not entered into any transactions in the Class B Preferred Units during the past sixty days.

I.	GFS MCEP

i.	As of close of business on November 30, 2018, GFS MCEP, as the general partner of Goff MCEP II may be deemed to beneficially own 5,098,039 Class B Preferred Units owned by Goff MCEP II.
Percentage: 14.4%

ii.	Powers

1. Sole power to vote or direct vote: 5,098,039

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 5,098,039

4. Shared power to dispose or direct the disposition: 0

iii.

GFS MCEP has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Class B Preferred Units during the past sixty days.

J.	GFS Energy

i.	As of close of business on November 30, 2018, GFS Energy, as the general partner of Goff Energy may be deemed to beneficially own 2,614,379 Class B Preferred Units owned by Goff Energy.
Percentage: 7.9%

ii.	Powers

1. Sole power to vote or direct vote: 2,614,379

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,614,379

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days.

K.	GFS Management

i.

As of close of business on November 30, 2018, GFS Management, as the managing manager of GFS REN, GFS MCEP, and GFS Energy may be deemed to beneficially own: (1) 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units owned by Goff REN, (2) 784,314 Class B Preferred Units owned by Goff REN II, (3) 5,098,039 Class B Preferred Units owned by Goff MCEP II, and (4) 2,614,379 Class B Preferred Units owned by Goff Energy.

Percentage: 26.8%

ii.	Powers

1. Sole power to vote or direct vote: 11,141,511

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 11,141,511

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS REN has not entered into any transactions in the Class A Preferred Units or the Class B Preferred Units during the past sixty days. GFS MCEP has not entered into any transactions in the Class B Preferred Units during the past sixty days. GFS Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff REN II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days.

L.	GFS

i.

As of close of business on November 30, 2018, GFS, as the managing manager of GFS Management, may be deemed to beneficially own: (1) 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units owned by Goff REN, (2) 784,314 Class B Preferred Units owned by Goff REN II, (3) 5,098,039 Class B Preferred Units owned by Goff MCEP II, and (4) 2,614,379 Class B Preferred Units owned by Goff Energy.

Percentage: 26.8%

ii.	Powers

1. Sole power to vote or direct vote: 11,141,511

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 11,141,511

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS Management has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS REN has not entered into any transactions in the Class A Preferred Units or the Class B Preferred Units during the past sixty days. GFS MCEP has not entered into any transactions in the Class B Preferred Units during the past sixty days. GFS Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff REN II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days.

M.	GFT

i.

As of close of business on November 30, 2018, GFT, as the controlling equity holder of GFS, may be deemed to beneficially own: (1) 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units owned by Goff REN, (2) 784,314 Class B Preferred Units owned by Goff REN II, (3) 5,098,039 Class B Preferred Units owned by Goff MCEP II, and (4) 2,614,379 Class B Preferred Units owned by Goff Energy.

Percentage: 26.8%

ii.	Powers

1. Sole power to vote or direct vote: 11,141,511

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 11,141,511

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS Management has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS REN has not entered into any transactions in the Class A Preferred Units or the Class B Preferred Units during the past sixty days. GFS MCEP has not entered into any transactions in the Class B Preferred Units during the past sixty days. GFS Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff REN II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days.

N.	Goff Family Trust

i.

As of close of business on November 30, 2018, GFT, as the managing member of GFT and controlling shareholder of Goff Capital, may be deemed to beneficially own: (1) 2,697,674 Class A Preferred Units owned by Goff MCEP Holdings, (2) 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units owned by Goff REN, (3) 784,314 Class B Preferred Units owned by Goff REN II, (4) 5,098,039 Class B Preferred Units owned by Goff MCEP II, and (5) 2,614,379 Class B Preferred Units owned by Goff Energy.

Percentage: 31.3%

ii.	Powers

1. Sole power to vote or direct vote: 13,839,185

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 13,839,185

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFT has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS Management has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS REN has not entered into any transactions in the Class A Preferred Units or the Class B Preferred Units during the past sixty days. GFS MCEP has not entered into any transactions in the Class B Preferred Units during the past sixty days. GFS Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff REN II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days.

O.	John C. Goff

i.

As of close of business on November 30, 2018, John C. Goff, as the managing member of GFT, controlling shareholder of Goff Capital, and the sole board member of Goff Foundation, may be deemed to beneficially own: (1) 2,697,674 Class A Preferred Units owned by Goff MCEP Holdings, (2) 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units owned by Goff REN, (3) 784,314 Class B Preferred Units owned by Goff REN II, (4) 5,098,039 Class B Preferred Units owned by Goff MCEP II, (5) 2,614,379 Class B Preferred Units owned by Goff Energy, and (6) 232,558 Class A Preferred Units owned by Goff Foundation.

Percentage: 31.6%

ii.	Powers

1. Sole power to vote or direct vote: 14,071,743

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 14,071,743

4. Shared power to dispose or direct the disposition: 0

iii.

John C. Goff has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff Family Trust has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFT has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS Management has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. GFS REN has not entered into any transactions in the Class A Preferred Units or the Class B Preferred Units during the past sixty days. GFS MCEP has not entered into any transactions in the Class B Preferred Units during the past sixty days. GFS Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff REN has not entered into any transactions in the Class A Preferred Units or Class B Preferred Units during the past sixty days. Goff REN II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff Energy has not entered into any transactions in the Class B Preferred Units during the past sixty days. Goff Foundation has not entered into any transactions in the Class A Preferred Units during the past sixty days.

As manager of Goff MCEP Holdings, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCEP Holdings Class A Preferred Units. Goff Capital disclaims beneficial ownership of Class A Preferred Units held by Goff MCEP Holdings, except to the extent of its pecuniary interest therein.

As manager of Goff REN and Goff REN II, GFS REN may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff REN and Goff REN II Class A and B Preferred Units. GFS REN disclaims beneficial ownership of the Class A and B Preferred Units held by Goff REN and Goff REN II, except to the extent of its pecuniary interest therein.

As general partner of Goff MCEP II, GFS MCEP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCEP II Class B Preferred Units. GFS MCEP disclaims beneficial ownership of the Class B Preferred Units held by Goff MCEP II, except to the extent of its pecuniary interest therein.

As general partner of Goff Energy, GFS Energy may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff Energy Class B Preferred Units. GFS Energy disclaims beneficial ownership of the Class B Preferred Units held by Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFS REN, GFS MCEP and GFS Energy, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Class A and B Preferred Units. GFS Management disclaims beneficial ownership of the Class A and B Preferred Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Class A and B Preferred Units. GFS disclaims beneficial ownership of the Class A and B Preferred Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Class A and B Preferred Units. GFT disclaims beneficial ownership of the Class A and B Preferred Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Class A and B Preferred Units. GFS disclaims beneficial ownership of the Class A and B Preferred Units held by Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As president of Goff Capital, as sole trustee of Goff Family Trust, as managing member and Chief Executive Officer of GFS, and as the sole board member of Goff Foundation, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCEP Holdings, Goff Foundation, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Class A and B Preferred Units. GFS disclaims beneficial ownership of the Class A and B Preferred Units held by Goff MCEP Holdings, Goff Foundation, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

No person other than the persons disclosed in this Schedule 13D are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A or B Preferred Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended by the replacement of the following:

Exhibit 4	Joint Filing Agreement by and among Goff MCEP Holdings, GFS MCEP, Goff MCEP II, Goff Family Trust, Goff REN, GFS REN, GFT, GFS, GFS Management, Goff Capital, Goff Energy, GFS Energy, and John C. Goff dated November 30, 2018.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    November 30, 2018

John C. Goff		Goff Capital, Inc.

By:	/s/ John C. Goff
		By:	/s/ John C. Goff
John C. Goff, President

Goff REN Holdings, LLC		GFS REN GP, LLC
	By: its Manager, GFS REN GP, LLC		By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies, LLC
By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff MCEP Holdings, LLC		By:	/s/ John C. Goff
	By: its Manager, Goff Capital, Inc.		John C. Goff, Chief Executive Officer

GFS MCEP GP, LLC
By:	/s/ John C. Goff		By: its Managing Member, GFS Management, LLC
John C. Goff, President
By: its Managing Member, Goff Focused Strategies, LLC
Goff MCEP II, LP
By: its General Partner, GFS MCEP GP, LLC

		By:	/s/ John C. Goff
By:	/s/ John C. Goff		John C. Goff, Chief Executive Officer
John C. Goff, Chief Executive Officer
GFS Energy GP, LLC
Goff Focused Energy Strategies, LP			By: its Managing Member, GFS Management, LLC
By: its General Partner, GFS Energy GP, LLC
By: its Managing Member, Goff Focused Strategies, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer
		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
By: its managing member, Goff Focused Strategies, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
By: its controlling equity holder, John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee